UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated August 4, 2020: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2020 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2020 Results

Monaco – August 4, 2020 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2020.

Financial highlights
In million U.S. Dollars except per share data	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Six Months 2020	Six Months 2019
Net Revenues	48.3	45.7	53.2	50.7	45.5	94.0	93.8
Net (loss)/income	(13.9)	(9.9)	3.6	5.2	1.8	(23.8)	7.2
Adjusted Net (loss)/ income [1]	(13.3)	(10.2)	3.5	5.9	1.7	(23.5)	7.3
EBITDA	5.7	9.7	23.1	24.5	21.2	15.4	45.8
Adjusted EBITDA [2]	6.3	9.4	23.1	25.1	21.0	15.7	45.9
(Loss)/Earnings per share basic and diluted [3]	(0.16)	(0.12)	0.01	0.02	(0.01)	(0.29)	0.01
Adjusted (loss)/earnings per share basic and diluted [3]	(0.16)	(0.13)	0.01	0.03	(0.01)	(0.29)	0.01

Average Daily results in U.S. Dollars
Time charter equivalent rate [4]	8,094	9,089	13,707	13,311	11,970	8,585	12,126
Daily vessel operating expenses [5]	4,729	4,771	5,103	4,448	4,615	4,750	4,385
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses [6]	4,207	4,285	4,540	4,053	4,283	4,246	4,217
Daily general and administrative expenses [7]	1,374	1,371	1,414	1,363	1,366	1,373	1,370

In million U.S. Dollars
Total Cash [8]	118.8	109.3	120.1	87.0	90.2
Liquidity [9]	119.8	145.7	178.0	87.0	90.2
Total Debt [10]	625.4	605.2	601.0	563.8	568.5

1 Adjusted Net (loss)/income is a non-GAAP measure. Adjusted Net (loss)/income represents Net (loss)/income before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net (loss)/income plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 4.

3 (Loss)/Earnings per share and Adjusted (Loss)/Earnings per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments.

10 Total Debt represents Long-term debt plus Current portion of long-term debt, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘Our results for the second quarter were negatively impacted by the reduction in charter rates that resulted from the COVID-19 outbreak. In the second quarter we entered into six five year period time charters that had premium rates in the first two years followed by floating rates at a discount to the market for three years. These charters have enhanced our liquidity for the next two years.  At quarter end we had liquidity of $119.8 million which we believe provides a significant cushion during the difficult conditions our industry is experiencing due to the pandemic.’

Update on Covid-19, Company's actions and status

The COVID-19 pandemic has had significant impact on the shipping industry and our seafarers. Port lockdowns were imposed globally and certain ports that had opened have subsequently closed again for crew changes. Availability of air transportation for crew is also limited. The Company is working at all levels to find solutions without restricting our trading ability, focusing on crew changes despite the ongoing hurdles and travel restrictions imposed by governments around the world. The Company has taken measures to protect its seafarers' and shore employees' health and well-being, to keep its vessels sailing, servicing its charterers and to mitigate and address the risks, effects and impact of COVID-19 on our operations and financial performance.

The charter market has improved during the second quarter and as a result we were able to enter into new contracts at improved rates compared to the contracts entered in the first quarter of 2020 that have substantially impacted negatively our financial results in the second quarter of 2020. However, an estimate of the extent to which COVID-19 will impact the Company’s results of operations and financial condition and of the long-term impact of the pandemic on the dry bulk industry, our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact and political implications that could further impact world trade and global growth among others and therefore cannot be made at this time.

Common stock issuance and repurchase program of common and preferred shares

As of July 31, 2020, the Company as part of an ongoing repurchase program, has repurchased 3,624,283 shares of common stock all of which have been cancelled. As of July 31, 2020, the Company had 102,122,399 shares of common stock issued and outstanding.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and have a potential upside in our revenue when charter market conditions improve.

As of July 31, 2020 as compared to May 29, 2020, the Company has further increased its employment profile mainly with 5-year period time charter contracts to 25% from 17% for 2021 and to 19% from 12% for 2022, of its ownership days.

More specifically, following three 5-year period time charters for non-scrubber fitted Panamax class vessels contracted  in May at a daily charter rate of $11,750 for the first two years , in July the Company entered into three further new 5-year period time charters for non-scrubber fitted Panamax class vessels at a gross daily charter rate of $13,800 for the first two years, all with a  forward delivery date in the third quarter of 2020. For the remaining three years, all six contracts have a gross daily charter rate linked to the Baltic Exchange Kamsarmax Index (“BPI-82 5TC”) times 97% minus $2,150.

During the second quarter of 2020, we operated 41.82 vessels on average earning a TCE11of $8,094 compared to 41.00 vessels earning a TCE of $11,970 during the same period in 2019. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of July 31, 2020

2020 (remaining)	47%
2020 (full year)	78%
2021	25%
2022	19%

Our detailed employment profile is presented in Table 6. The scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and the price differential between the cost of heavy fuel oil and compliant fuel for the specific voyage and is either presented as part of the daily charter hire in Table 6, or in cases where it can not be calculated is not part of the stated daily charter hire.

Vessel acquisition - Orderbook

In April 2020, the Company took delivery from an unaffiliated seller of a Japanese built, 85,000 dwt, resale, newbuild vessel named Troodos Oak. As of July 31, 2020, the Company does not have any other newbuilds on order or capital expenditure requirements in relation to orderbook.

Liquidity

As of June 30, 2020, we had liquidity of $119.8 million consisting of $99.1 million in cash and bank time deposits, $19.7 million in restricted cash and $1.0 million available under the unsecured revolving credit facility.

As of July 31, 2020, we had liquidity of $111.3 million consisting of $89.9 million in cash and bank time deposits, $19.4 million in restricted cash, and $2.0 million available under the unsecured revolving credit facility.

Debt Profile - Leverage

As of June 30, 2020, our consolidated debt before deferred financing costs was $630.3 million and our consolidated leverage12 was 68% versus 63% as of March 31, 2020.

The loan repayment schedule of the Company as of June 30, 2020, is presented below in Table 2.

11 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

12 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels (before scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 2: Loan repayment Schedule on an annual basis

( in USD millions)

	2020	2021	2022	2023	2024	2025	2026	2027	Total
June 30, 2020	27.8	72.4	113.6	120.0	171.9	66.8	16.2	41.6	630.3

Interest rate derivatives

During the second quarter of 2020, the Company entered into seven pay-fixed, receive-variable interest rate derivative contracts with inception ranging from May 2020 to August 2020 and with maturity ranging from August 2023 to June 2025 at fixed rates ranging from 0.275% to 0.50%, for an aggregate notional amount of $77.6 million.

In July 2020, the Company entered into eight pay-fixed, receive-variable interest rate derivative contracts commencing July to August 2020 with maturity ranging from May 2025 to August 2025 at fixed rates ranging from 0.33% to 0.40% for an aggregate notional amount of $80.0 million.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies the Company is undertaking environmental investments mainly in scrubbers and ballast water treatment systems. As of June 30, 2020, the Company has completed the installation of 19 scrubbers out of 20 scheduled and of 26 Ballast Water Treatment Systems (‘BWTS’) out of 41 scheduled with aggregate cost as of quarter end of $58.2 million.

The scheduled number and estimated down-time for dry-dockings and environmental investments as of June 30, 2020, is presented in Table 3.

Table 3: Scheduled number and estimated down-time for dry-dockings and environmental investments.

	Down time in Days **
	Q3 2020	Q4 2020
Number of vessels	5*	1**
Total down time	137	25

*  Installation of one scrubber and of five BWTS to be performed concurrently with the scheduled dry-dockings.

** Installation of BWTS to be performed concurrently with the scheduled dry-docking.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the second quarter of 2020. The Company had 102,122,399 shares of common stock issued and outstanding as of July 31, 2020.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 30, 2020 to July 29, 2020, which was paid on July 30, 2020 to the respective shareholders of record as of July 23, 2020.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of such subsidiary’s 2.95% Series A Cumulative Redeemable Perpetual Preferred Shares (‘Series A shares’) to the respective shareholders of record, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from April 1, 2020 to June 30, 2020, which was paid on June 30, 2020, was $0.1 million. The aggregate cash dividend declared for the Series A shares for the period from July 1, 2020 to September 30, 2020, payable on September 30, 2020, is $0.1 million.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Wednesday, August 5, 2020 at 09:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until August 12, 2020 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In).

Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2020 Results

During the second quarter of 2020, we operated in a weaker charter market environment compared to the same period in 2019. This was evident from the reduced TCE of $8,094 for the second quarter of 2020, compared to $11,970 during the same period in 2019. A number of charter contracts entered in previous periods expired and were replaced by contracts with lower charter hire amid the COVID 19 outbreak. However, net revenues were supported by the benefit from scrubber fitted vessels despite the reduced price differential between heavy fuel oil and compliant fuels, due to oil price war, and by revenue contributed by the newbuild delivery. Voyage expenses substantially increased due to increased vessel repositioning expenses, higher loss on bunkers sales due to oil price war and consumption costs for scrubber fitted vessels. As a result, net loss for the second quarter of 2020 amounted to $13.9 million compared to net income of $1.8 million during the same period in 2019. In more detail the net loss resulted from the following main factors:

Net revenues: Net revenues increased by 6% to $48.3 million for the second quarter of 2020, compared to $45.5 million for the same period in 2019 despite a relatively weak charter market due to COVID 19 restrictions, mainly due to the additional revenues earned by our scrubber fitted vessels and the additional vessel delivered in 2020.

Vessel operating expenses: Vessel operating expenses increased by 5% to $18.0 million for the second quarter of 2020 compared to $17.2 million for the same period in 2019, mainly as a result of: i) dry docking expense of $1.8 million related to two full and two partially completed dry dockings including two Capes during the second quarter of 2020, compared to $1.2 million related to three dry dockings for the same period of 2019 and ii) pre-delivery expenses of $0.2 million related to the newbuild vessel delivered during the second quarter of 2020,  while there were no vessel deliveries for the same period of 2019. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $2.0 and $1.2 million for the second quarter of 2020 and 2019, respectively, vessel operating expenses remained stable at $16.0 million for the second quarter of 2020 and 2019. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 8% to $13.5 million for the second quarter of 2020, compared to $12.4 million for the same period in 2019, as a result of the commencement of depreciation of environmental investments that were completed following  the second quarter of 2019 and depreciation  of the newbuild delivery.

Interest expense: Interest expense decreased to $5.9 million in the second quarter of 2020 compared to $7.0 million for the same period in 2019, as a result of the decreased USD LIBOR13 affecting the weighted average interest rate of our loans and credit facilities.

Voyage expenses: Voyage expenses increased to $18.6 million for the second quarter of 2020 compared to $2.1 million for the same period in 2019, as a result of increased vessel repositioning expenses, higher loss on bunkers sales and bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Daily vessel operating expenses 14: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 2% to $4,729 for the second quarter of 2020 compared to $4,615 for the same period in 2019. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses decreased by 2% to $4,207 for the second quarter of 2020 compared to $4,283 for the same period in 2019.

Daily general and administrative expenses 14: Daily general and administrative expenses, which include management fees payable to our Managers 15 and daily company administrations expenses, remained fairly stable to $1,374 for the second quarter of 2020, compared to $1,366 for the same period in 2019.

13 London interbank offered rate.

14 See Table 6.

15 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2019	2020	2019	2020
REVENUES:
Revenues	47,562	50,054	98,044	97,640
Commissions	(2,047)	(1,773)	(4,244)	(3,644)
Net revenues	45,515	48,281	93,800	93,996
EXPENSES:
Voyage expenses	(2,110)	(18,583)	(5,083)	(31,787)
Vessel operating expenses	(17,220)	(18,000)	(32,543)	(35,799)
Depreciation	(12,426)	(13,459)	(24,706)	(26,565)
General and administrative expenses	(5,096)	(5,230)	(10,167)	(10,345)
Operating income/(loss)	8,663	(6,991)	21,301	(10,500)
OTHER (EXPENSE) / INCOME:
Interest expense	(6,979)	(5,868)	(14,008)	(12,292)
Other finance cost	(78)	(206)	(117)	(359)
Interest income	399	135	821	519
Gain on derivatives	—	(783)	—	(736)
Foreign currency gain/(loss)	157	233	(82)	434
Amortization and write-off of deferred finance charges	(344)	(401)	(678)	(896)
Net income/(loss)	1,818	(13,881)	7,237	(23,830)
Less Preferred dividend	2,873	2,874	5,745	5,746
Less Mezzanine equity measurement	304	53	304	135
Net (loss)/income available to common shareholders	$(1,359)	(16,808)	1,188	(29,711)
(Loss)/earnings per share basic and diluted	(0.01)	(0.16)	0.01	(0.29)
Weighted average number of shares	101,262,808	102,726,265	101,412,749	103,067,556

	Six-Months Period Ended June 30,
	2019	2020
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	24.0	20.4
Net cash used in investing activities	(0.4)	(40.9)
Net cash (used in)/provided by financing activities	(15.7)	11.4
Net increase/(decrease) in cash and cash equivalents	7.9	(9.1)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2019	June 30, 2020
ASSETS
Cash, time deposits, and restricted cash	106,378	101,135
Other current assets	29,611	20,148
Vessels, net	944,706	971,377
Advances for vessels	19,294	2,464
Restricted cash non-current	13,701	17,651
Other non-current assets	953	814
Total assets	1,114,643	1,113,589
LIABILITIES AND EQUITY
Current portion of long-term debt	64,054	62,418
Other current liabilities	22,730	26,853
Long-term debt, net of current portion	536,995	563,030
Other non-current liabilities	922	3,793
Mezzanine equity	17,200	17,208
Shareholders’ equity	472,742	440,287
Total liabilities and equity	1,114,643	1,113,589

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2019	2020	2019	2020
Net income/(loss) - Adjusted Net income/(loss)
Net income/(loss)	1,818	(13,881)	7,237	(23,830)
Less Gain on derivatives	—	783	—	736
Plus Foreign currency (gain)/loss	(157)	(233)	82	(434)
Adjusted Net income/(loss)	1,661	(13,331)	7,319	(23,528)
EBITDA - Adjusted EBITDA
Net income/(loss)	1,818	(13,881)	7,237	(23,830)
Plus Net Interest expense	6,580	5,733	13,187	11,773
Plus Depreciation	12,426	13,459	24,706	26,565
Plus Amortization	344	401	678	896
EBITDA	21,168	5,712	45,808	15,404
Less Gain on derivatives	—	783	—	736
Plus Foreign currency (gain)/loss	(157)	(233)	82	(434)
ADJUSTED EBITDA	21,011	6,262	45,890	15,706
(Loss)/earnings per share
Net income/(loss)	1,818	(13,881)	7,237	(23,830)
Less Preferred dividend	2,873	2,874	5,745	5,746
Less Mezzanine equity measurement	304	53	304	135
Net (loss)/income available to common shareholders	(1,359)	(16,808)	1,188	(29,711)
Weighted average number of shares	101,262,808	102,726,265	101,412,749	103,067,556
(Loss)/earnings per share	(0.01)	(0.16)	0.01	(0.29)
Adjusted (Loss)/earnings per share
Adjusted Net income/(loss)	1,661	(13,331)	7,319	(23,528)
Less Preferred dividend	2,873	2,874	5,745	5,746
Less Mezzanine equity measurement	304	53	304	135
Adjusted Net (loss)/income available to common shareholders	(1,516)	(16,258)	1,270	(29,409)
Weighted average number of shares	101,262,808	102,726,265	101,412,749	103,067,556
Adjusted (Loss)/earnings per share	(0.01)	(0.16)	0.01	(0.29)

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2019	2020	2019	2020
FLEET DATA
Number of vessels at period’s end	41	42	41	42
Average age of fleet (in years)	8.83	9.60	8.83	9.60
Ownership days (1)	3,731	3,806	7,421	7,537
Available days (2)	3,626	3,669	7,316	7,246
Average number of vessels in the period (3)	41.00	41.82	41.00	41.41
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$11,970	$8,094	$12,126	$8,585
Daily vessel operating expenses (5)	$4,615	$4,729	$4,385	$4,750
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,283	$4,207	$4,217	$4,246
Daily general and administrative expenses (7)	$1,366	$1,374	$1,370	$1,373
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$47,562	$50,054	$98,044	$97,640
Less commissions	(2,047)	(1,773)	(4,244)	(3,644)
Less voyage expenses	(2,110)	(18,583)	(5,083)	(31,787)
Time charter equivalent revenue	$43,405	$29,698	$88,717	$62,209
Available days (2)	3,626	3,669	7,316	7,246
Time charter equivalent rate (4)	$11,970	$8,094	$12,126	$8,585

_____________

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of July 31, 2020

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$9,349	5.00%	February 2020	December 2020
Koulitsa	76,900	2003	Japan	Period	$7,154	5.00%	April 2020	August 2020
Paraskevi	74,300	2003	Japan	Spot	$10,000	5.00%	July 2020	September 2020
Vassos	76,000	2004	Japan	Spot	$8,353	5.00%	March 2020	Aug 2020
Katerina	76,000	2004	Japan	Period	$8,094	5.00%	March 2020	December 2020
Maritsa	76,000	2005	Japan	Period	$9,464	5.00%	February 2020	December 2020
Efrossini	75,000	2012	Japan	Spot	$7,612	5.00%	May 2020	August 2020
Zoe [10]	75,000	2013	Japan	Spot	$6,619	4.38%	April 2020	August 2020
Kypros Land [10,15]	77,100	2014	Japan	Spot	$8,247	5.00%	May 2020	August 2020
				Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Spot	$9,135	5.00%	April 2020	July 2020
				Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [8,13]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [13]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [8,15]	78,000	2016	Japan	Spot	$12,000	5.00%	May 2020	July 2020
				Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$11,000	5.00%	July 2020	August 2020
Pedhoulas Trader	82,300	2006	Japan	Period	$10,000	5.00%	June 2020	August 2020
Pedhoulas Leader	82,300	2007	Japan	Spot	$8,185	5.00%	May 2020	August 2020
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2019	June 2021
Pedhoulas Builder [16]	81,600	2012	China	Spot [12]	$7,650	5.00%	April 2020	August 2020
Pedhoulas Fighter[16]	81,600	2012	China	Spot [12]	$7,191	4.38%	May 2020	August 2020
Pedhoulas Farmer , 516	81,600	2012	China	Spot [12]	$8,851	5.00%	June 2020	November 2020
Pedhoulas Cherry[16]	82,000	2015	China	Spot [12]	$7,224	4.38%	April 2020	September 2020
Pedhoulas Rose [5,16]	82,000	2017	China	Spot	$12,500	5.00%	July 2020	August 2020
Pedhoulas Cedrus	81,800	2018	China	Spot	$8,000	5.00%	May 2020	August 2020
				Period	$13,000	3.75%	August 2020	May 2021
Post-Panamax
Marina [16]	87,000	2006	Japan	Spot	$13,900	5.00%	July 2020	August 2020
				Spot	$11,500	5.00%	August 2020	September 2020
Xenia	87,000	2006	Japan	Dry-docking			July 2020	August 2020
Sophia[16]	87,000	2007	Japan	Spot	$12,750	5.00%	July 2020	August 2020
Eleni [16]	87,000	2008	Japan	Spot [11]	$13,250	5.00%	May 2020	August 2020
Martine [16]	87,000	2009	Japan	Spot	$10,022	5.00%	July 2020	August 2020
Andreas K [16]	92,000	2009	South Korea	Spot	$12,500	5.00%	June 2020	September 2020
Panayiota K 9 16	92,000	2010	South Korea	Spot [12]	$14,000	5.00%	May 2020	September 2020
Agios Spyridonas 9 16	92,000	2010	South Korea
Venus Heritage 10 16	95,800	2010	Japan
Venus History 10 16	95,800	2011	Japan	Spot	$11,500	4.38%	June 2020	August 2020
Venus Horizon [16]	95,800	2012	Japan	Spot	$8,850	5.00%	June 2020	August 2020
Troodos Sun [16]	85,000	2016	Japan	Spot [11]	$10,500	5.00%	May 2020	August 2020
				Spot	$12,000	5.00%	August 2020	October 2020
Troodos Air [16]	85,000	2016	Japan	Spot	$13,000	5.00%	July 2020	August 2020
Troodos Oak [14]	85,000	2020	Japan	Period	109% BPI-82 5TC	5.00%	June 2020	May 2021
Capesize
Mount Troodos 16 17	181,400	2009	Japan	Period	103.5% BCI+80% Scrubber benefit	5.00%	April 2020	June 2021
Kanaris [16]	178,100	2010	China	Period [6]	$26,562	5.00%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina	181,400	2014	Japan	Period [7]	$24,810	5.00%	January 2014	January 2024
TOTAL	3,862,000

(1)

For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2)

Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3)

Commissions reflect payments made to third-party brokers or our charterers.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 31, 2020, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5)

MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(6)

Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(7)

A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

(8)

MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9)    MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10)   MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(11)   Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(12)   Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(13)   A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14)   A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.

(15)  A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

      (16)   Scrubber fitted vessel.

(17)  A period time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 103.5% plus 80% of scrubber benefit.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com